UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(3)
of the Securities Exchange Act of 1934
Enel Américas S.A.
(Name of Subject Company (Issuer))

Enel S.p.A.
(Name of Filing Persons (Offeror))

American Depositary Shares (ADS) Representing
50 shares of Common Stock, no par value
(Title of Class of Securities)
29274F104
(CUSIP Number of Class of Securities)

Common Stock, no par value
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)

Enel S.p.A.
Viale Regina Margherita 137
00198 Rome
Italy
Attn: Fabio Bonomo
Head of Corporate Affairs
Tel: +39 06 8305 2081
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
J. Allen Miller, Esq.
Sey-Hyo Lee, Esq.
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166-4193
+1 (212) 294-6700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of filing fee(2)
U.S.$1,479,908,242	U.S.$161,458

(1)
Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated assuming the purchase of 7,608,631,104 shares of common stock, no par value (the “Shares”) of Enel Américas S.A. (including Shares represented by American Depositary Shares, each representing fifty (50) Shares (the “ADSs”)), the maximum number of Shares subject to the offer, at a purchase price of Ch$140 per Share in cash and Ch$7,000 per ADS in cash, in each case payable in U.S. dollars. The Transaction Valuation was calculated in Chilean pesos and converted into U.S. dollars using the U.S. dollar observed exchange rate of Ch$719.78 per U.S.$1.00 reported by Chilean Central Bank for February 18, 2021.

(2)
The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, by multiplying the Transaction Valuation by 0.0001091.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $161.458	Filing Party: Enel S.p.A.
Form or Registration No.: Schedule TO	Date Filed: February 22, 2021

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-l.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION
This Amendment No. 3 to Schedule TO (this “Schedule TO Amendment No. 3”) amends and supplements the combined Schedule TO and Schedule 13D under cover of Schedule TO relating to the offer (the “U.S. Offer”) by Enel S.p.A., an Italian societá per azioni (“Enel”), to purchase up to a total of 7,608,631,104 of the outstanding shares of common stock, without par value (such shares, the “Shares”), of Enel Américas S.A., a publicly held stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile (“Enel Américas”), (including Shares represented by American Depositary Shares, each representing fifty (50) Shares (the “ADSs” and together with the Shares, the “Securities”)), which represents 10% of the outstanding capital stock of Enel Américas as of the date hereof, from all holders of Shares who are U.S. Persons (as defined the Offer to Purchase described below) and all holders of ADSs held anywhere, at a purchase price of Ch$140 per Share in cash and Ch$7,000 per ADS in cash, without interest, in each case payable in U.S. dollars, and less applicable withholding taxes and distribution fees (the “Offer Price”). The offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 2021 (the “Offer to Purchase”), incorporated herein by reference, and the related Form of Acceptance and the ADS Letter of Transmittal (which together, as they may be amended or supplemented from time to time, including by the Supplement to Offer to Purchase dated March 25, 2021, attached hereto as Exhibit (a)(1)(J), constitute the “U.S. Offer”).
Through a concurrent offer in Chile, Enel is offering to purchase up to 7,608,631,104 of the outstanding Shares held anywhere (including Shares held by U.S. Persons) (the “Chilean Offer”), at the purchase price of Ch$140 in cash for each Share. In no event will Enel purchase more than 7,608,631,104 Shares (including Shares represented by ADSs) in total in the U.S. Offer and the Chilean Offer combined (collectively, the “Offers”). If more than 7,608,631,104 Shares (including Shares represented by ADSs) are tendered in the Offers, Shares and ADSs properly and timely tendered in the Offers and not properly withdrawn will be subject to proration as described in the Offer to Purchase. The Offers are conditioned upon certain events described in the Offer to Purchase.
The U.S. Offer and the Chilean Offer are being conducted concurrently and, in all material respects, have the same terms and are subject to the same conditions; however, participants in the Chilean Offer (including U.S. Persons), may not be granted the protection of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
This Schedule TO Amendment No. 3 is filed on behalf of Enel, which is the controlling stockholder of Enel Américas, the subject company. The information set forth in the Offer to Purchase, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule TO, except as otherwise set forth below.
This Schedule TO Amendment No. 3 is being filed to amend and restate certain sections set forth in the Offer to Purchase to reflect the comments by the Chilean Financial Market Commission (Comisión para el Mercado Financiero), or CMF, and to file the English translation of the Amended and Restated Chilean Prospectus (Prospecto) as an exhibit to the Schedule TO.
Capitalized terms used in this Schedule TO Amendment No. 3 and not defined herein have the meanings set forth in the Offer to Purchase.

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Item 12.   Exhibits
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of March 15, 2021.
(a)(1)(B)*	Form of Acceptance.
(a)(1)(C)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).
(a)(1)(D)*	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of ADS Letter to Clients.
(a)(1)(G)*	Form of Shares Letter to Clients.
(a)(1)(H)*	English Translation of Chilean Prospectus (Prospecto).
(a)(1)(I)*	Summary Advertisement published on March 15, 2021.
(a)(1)(J)	Supplement to Offer to Purchase dated March 25, 2021.
(a)(1)(K)	English Translation of Amended and Restated Chilean Prospectus (Prospecto).

*
Previously filed.

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SIGNATURES
After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: March 25, 2021
Enel S.p.A.
By:
/s/ Alberto De Paoli

Name: Alberto De Paoli
Title:  Head of Administration, Finance and Control

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of March 15, 2021.
(a)(1)(B)*	Form of Acceptance
(a)(1)(C)*	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9).
(a)(1)(D)*	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)*	Form of ADS Letter to Clients.
(a)(1)(G)*	Form of Shares Letter to Clients.
(a)(1)(H)*	English Translation of Chilean Prospectus (Prospecto).
(a)(1)(I)*	Summary Advertisement published on March 15, 2021.
(a)(1)(J)	Supplement to Offer to Purchase dated March 25, 2021.
(a)(1)(K)	English Translation of Amended and Restated Chilean Prospectus (Prospecto).

*
Previously filed.